FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print of Type Responses)

1. Name and Address of Reporting Person*

G.M. Cypres & Co., Inc.
(Last) (First) (Middle)

5480 East Ferguson Drive
(Street)

Commerce, CA 90022
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
3/23/2001

3 I.R.S. Identification Number of Report Person, if an entity (voluntary)

4. Issuer Name **and** Ticker or Trading Symbol
Banner Central Finance Company (BCFN)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___Director __X__ 10% Owner
___Officer (give title below) _____ Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
__Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirec (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	828,500	I	Reporting person is the general partner of (i) Cypres Investments Holdings, L.P. ("CIH") and (ii) G.M. Cypres Investments, L.P. ("GMCI"), both of which were partners of West Coast Private Equity Partners, L.P. ("WCPEP"), which as of March 23, 2001,terminated in accordance with the terms of its governing partnership agreement and distributed its assets to each of WCPEP's partners (the "Distribution"). CIH received 723,182 shares of issuer's common stock as a result of the Distribution and GMCI received 105,318 shares of issuer's common stock as a result of the Distribution.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

Table II -- Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ Gary M. Cypres
**Signature of Reporting Person
Gary M. Cypres, President,

April 3, 2001
Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.